March 5, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs

Mr. Gabriel Eckstein

Ms. Christine Davis

Ms. Amanda Kim

Re:	ChannelAdvisor Corporation

Amendment No. 1 to

Confidential Draft Registration Statement on Form S-1

Submitted February 1, 2013

CIK No. 0001169652

Ladies and Gentlemen:

On behalf of our client, ChannelAdvisor Corporation (“ChannelAdvisor” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 15, 2013 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), ChannelAdvisor has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on February 1, 2013.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the revised draft of the Registration Statement.

Prospectus Summary

Summary Consolidated Financial Data, page 8

March 5, 2013

1.	We acknowledge your response to prior comment 9 and note that you have revised the disclosure on page 27. However, it appears that your disclosure on page 31 continues to indicate that you will use a portion of the proceeds to repay the outstanding balance under your debt facilities. Please revise to be consistent with your response and disclosure on page 27.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the revised draft of the Registration Statement.

Risk Factors

We rely on two non-redundant data centers…, page 14

2.	You indicate in your response to prior comment 11 that you are not substantially dependent on the two agreements with the data centers. According to your risk factor, however, if you are unable to renew the agreements you could incur significant costs to transfer to new data facilities. In addition, interruptions in service could, among other things, reduce your revenue. As such, it appears that you may be substantially dependent on these agreements. Please expand your analysis or file the agreements in accordance with our prior comment.

Response to Comment 2:

In response to the Staff’s comment, the Company has submitted the agreements as exhibits to the revised draft of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial and Operating Performance Metrics, page 40

3.	You state in the response to prior comment 16 that you use SKUs as an indication of scale rather than an indicator of performance. Yet, your disclosure in the last sentence of the second paragraph on page 1 compares the September 30, 2012 SKUs with the December 31, 2010 SKUs, which appears to present SKUs as a measure of performance. Please advise.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 38 and 64 of the revised draft of the Registration Statement to present the number of SKUs only as of the most recent practicable date without any comparison to prior periods. As described previously, the Company has not historically tracked the number of SKUs of its customers’ inventory being

March 5, 2013

managed over the platform at a given time prior to the preparation of the prospectus for the offering, and the Company does not intend to track this metric in the future as a measure of its operating or financial performance. The Company has included the information in the prospectus merely as an indicator of the overall scope of its platform.

Results of Operations

Comparison of Nine Months Ended September 30, 2011 and 2012, page 46

4.	We note your revisions on page 46 in response to prior comment 18, where you indicate that the 16.8% increase in the average revenue per core customer was driven by both price increases and the amount of GMV processed. In your amended submission, please disclose the extent to which the increase is attributable to increases in price or volume for periods being compared, such as fiscal year ended December 31, 2012 and 2011. Refer to Item 303(a)(3)(iii) of Regulation S-K. Likewise, provide equivalent disclosure for your revisions in response to prior comment 19 on pages 48 and 49.

Response to Comment 4:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 45 and 47 of the revised draft of the Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 57

5.	We note the revised disclosures provided in response to prior comment 24. Your disclosures on page 58 indicate that you updated your list of comparable companies used to estimate volatility to include companies that had recently completed IPOs. We also note your disclosure on page 60 which indicates that the guideline companies used in the market approach remained the same in each valuation in 2012. Please explain your basis for not updating the guideline companies used in the market approach to include companies that had recently completed IPOs and to replace some of the companies that had been used in prior periods with others that you believed to be more comparable.

Response to Comment 5:

The Company advises the Staff that, between 2011 and 2012, the Company updated and expanded its list of comparable companies by including companies in its industry that had recently completed initial public offerings, and it also replaced some of the companies that had been used in prior periods with others that the Company believed to be more comparable to the Company in terms of size, business model or stage of development. The Company did not begin using

March 5, 2013

the market approach as the primary method of determining the fair value of the Company’s common stock until the valuation performed as of March 31, 2012. For each of the subsequent independent valuations in 2012, the Company performed a discrete assessment of publicly traded comparable companies, including companies that recently completed initial public offerings, to ensure that the Company had a representative sample of guideline companies upon which to base the valuations. These assessments did not result in changes to the guideline companies used in the subsequent independent valuations performed in 2012.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the revised draft of the Registration Statement.

Management

Non-Employee Director Compensation, page 91

6.	We are unable to locate a copy of your agreement with Mr. Williams. Please advise. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 88 of the revised draft of the Registration Statement to clarify that it does not have a written agreement with Mr. Williams.

Principal Stockholders, page 103

7.	Please further revise footnote (2) in response prior comment 39 so that for each of the shares beneficially owned by entities affiliated with New Enterprise Associates you identify a natural person that has voting or dispositive power. As currently revised, voting and dispositive power over the 59,823,606 shares held by NEA 12 appears to be partly held by the entity NEA Partners 12 and the unidentified general partners of NEA 12, NEA 12 GP, LLC, and NEA Partners 12. Further, as for the 33,577 shares held by VEN 2007, you only state that they are indirectly held by Karen P. Welsh instead of disclosing the natural persons that have voting or dispositive power. In your response, consider using the term “voting and/or dispositive power” instead of stating that shares are indirectly beneficially owned or indirectly held.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure in footnote (2) on page 101 of the revised draft of the Registration Statement.

Consolidated Financial Statements

March 5, 2013

Notes to Consolidated Financial Statements

7. Income Taxes, page F-20

8.	Your response to prior comment 47 indicates that you have not performed earnings and profit studies on foreign subsidiaries to determine the amount of unremitted earnings because you have no intention of repatriating such earnings. The staff notes that GAAP requires that the company determine the differences between the book basis and tax basis of assets and liabilities and to record deferred income taxes on those differences. In this regard, we note that the fact that you have concluded that the earnings are indefinitely reinvested does not remove the requirement to disclose the accumulated amount of undistributed earnings of foreign subsidiaries. Please explain to us how you concluded that under GAAP you are not required to determine the amount of undistributed earnings of your foreign subsidiaries. Refer to ASC 740-30.

Response to Comment 8:

In response to the Staff’s comment, and with consideration given to prior comment 47, the Company has revised the disclosure on page F-23 of the revised draft of the Registration Statement to disclose the accumulated amount of undistributed earnings of foreign subsidiaries.

9.	Your response to prior comment 47 also indicates that you consider these earnings to be indefinitely invested due to your intention to continue investing in these subsidiaries for the foreseeable future. Please confirm that you have evidence of specific plans for the reinvestment of the undistributed earnings which demonstrates that remittance of the earnings will be postponed indefinitely and provide us with a summary of those plans. See ASC 740-30-25-14.

Response to Comment 9:

The Company respectfully advises the Staff that it has specific plans to invest the undistributed earnings of its foreign subsidiaries outside of the United States, specifically, in Europe, Asia and Latin America. As described in the prospectus, the Company expects that the e-commerce market outside of the United States will expand rapidly over the next five years, and the Company plans to invest heavily to capitalize on this opportunity. The Company’s plans require investment levels significantly higher than the cumulative undistributed earnings of its subsidiaries, which were $0.8 million as of December 31, 2012. For example, in 2012, the Company provided $1.5 million to fund its foreign operations. In 2013, the Company has specific plans to invest more than $7.0 million to further expand its business internationally. In addition to payments for an increase sales force and management compensation, these investments include approximately $2.1 million for marketing, advertising and events to build awareness of the Company’s

March 5, 2013

products, as well as approximately $1.2 million in facilities costs to house the additional employees.

*    *    *    *

The Company acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please fax any additional comment letters concerning the Registration Statement to (703) 456-8100 and direct any questions or comments concerning the Response Letter or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	M. Scot Wingo, ChannelAdvisor Corporation

S. Scott Alridge, ChannelAdvisor Corporation

Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP